TASER INTERNATIONAL, Inc.
17800 N. 85th St. • Scottsdale, Arizona 85255-6311 • www.TASER.com
U.S. Phone: 1.800.978.2737 or 1.480.905.2000 • International Phone: +1.480.905.2000
U.S. Fax: 1.480.991.0791 • International Fax: +1.480.991.0791
December 14, 2007
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TASER International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Definitive Proxy Statement on Schedule 14A Filed April 19, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
File No. 001-16391
Dear Mr. Cash:
     On behalf of TASER International, Inc. (“TASER” or the “Company”) we are submitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter dated November 30, 2007 (the “Comment Letter”) with respect to the filings referenced above. We have reviewed the questions in your Comment Letter and have provided the attached responses. For your convenience, we have repeated the text of your questions and followed each with our response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis, page 19
Executive Overview, page 20
1.	In future filings, provide a basis for assertions such that you are a global leader in the development and manufacture of advanced electronic control devices designed for use in law enforcement, corrections, private security and personal defense.
TASER electronic control devices are widely used throughout the United States and have been marketed internationally in over 40 countries. Competing products in our market have thus far had very limited commercial success and negligible market penetration both domestically and overseas and, as such, we presently enjoy substantially all of the market share. TASER respectfully acknowledges the Staff’s comment and will include supporting disclosures to this effect in our future filings.
Liquidity and Capital Resources, page 42
2.	In future filings, please disclose the specific material financial covenants for your line of credit.
     Our line of credit includes financial covenants covering minimum tangible net worth, and leverage and fixed charge coverage ratios. TASER respectfully acknowledges the Staff’s comment and will include disclosures concerning these covenants in our future filings.
Critical Accounting Estimates — Stock-based Compensation, page 28
3.	We note your reference to a third party which whom you contracted to validate your assumptions for the 2006 option grants. Since your Form 10-K is incorporated by reference into your Form S-8 (File No. 333-89434) you must either revise your Form 10-K to delete this reference to an expert or you must identify the firm and include their consent in your Form S-8 in accordance with Section 436(b) of Regulation C.
     The intended purpose of this disclosure was to provide transparency regarding the process used by management to value the Company’s assumptions for its stock option grants. The disclosure was not intended to convey or infer that management is not taking full responsibility for valuing stock options for financial reporting purposes. Moreover, the Company believes that the term “validate” correctly conveys that management determined the assumptions and used the services of a consultant merely as an outside “check” on its already determined assumptions.
     Because the role of the consultant was limited to assisting management, we do not believe the identification of the consultant is material to investors. Management further believes that it is not necessary to include a consent in the Company’s Form S-8 because no portion of the consultant’s report or opinion is quoted or summarized in the Form 10-K and such information is not set forth in the registration upon the authority of or in reliance of such consultant as an expert.
     Notwithstanding the above, in future filings the Company will delete the references to the assistance provided by the consultant.

Note 2 — Summary of Accounting Policies, page 34
J. Warranty Costs, page 36
4.	In future filings, please provide your product warranty rollforward for each period for which an income statement is presented. Please see paragraph 14b of FASB Interpretation No. 45.
     TASER respectfully acknowledges the Staff’s comment and in future filings will provide a three year product warranty rollforward for each period that an income statement is presented.
Exhibit 31 — Section 302 Certifications
5.	We note that in the content of your section 302 certifications, the introduction which identifies the certifying individual, includes that individual’s title, which is not required, as the certifying officers are signing the certificate in a personal capacity. In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.
     TASER respectfully acknowledges the Staff’s comment and in our future filings will modify our section 302 certifications to delete the individual’s title.
Form 10-Q for the Fiscal Period Ended September 30, 2007
Note 2 — Summary of Significant Accounting Policies, page 6
B. Segment Information, page 6
6.	We note that your sales to customers outside the United States continue to increase. In future filings, please provide disclosure indicating, if true, that no individual country represented a material amount of the total. Additionally, please disclose in future filings, your basis for attributing revenue to individual countries. See paragraph 38c of SFAS 131 for guidance.
     To date, sales in no individual country outside the United States have represented a material amount of our total net revenue. Revenue is attributed to individual countries based on the invoice address of each individual customer. TASER respectfully acknowledges the Staff’s comment and will add additional disclosures to this effect in our future filings.

Note 8 — Stockholders’ Equity, page 12
7.	In future interim filings, please disclose the weighted-average grant date fair value of options that were granted during the period as required by paragraph A240(c)(1) of SFAS 123(R).
     We refer the Staff to Note 2(c) “Stock-Based compensation” in TASER’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 where we disclosed the weighted average fair value of options granted during each period in accordance with SFAS 123(R).
Definitive Proxy Statement on Schedule 14A Filed April 19, 2007
Certain Relationships and Related Transactions, page 9
8.	In future filings, please disclose whether your related person policies are in writing and, if not in writing, how such policies are evidenced. Please refer to Item 404(b)(iv) of Regulation S-K.
     TASER does not maintain a written related transactions policy. It is our policy that all related party transactions be reviewed and approved by our Board of Directors and the Audit Committee. TASER’s policies are evidenced by the review of such transactions documented in the respective meeting minutes. In future filings, TASER will disclose additional details about this aspect of its corporate governance structure.
Compensation Discussion and Analysis, page 12
9.	In future filings, please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the targets or provide a detailed supplemental analysis supporting your conclusion that disclosure of targets is not required because it would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Here, please include appropriate disclosure that addresses the relationship between historical and future achievement and discussion of the extent to which the Committee set the incentive parameters based upon a probability that the performance objectives would be achieved. See Instruction 4 to Item 402(b) of Regulation S-K.
     TASER respectfully acknowledges the Staff’s comment and will include in our future filings additional disclosure concerning the terms of the necessary targets or performance objectives to be achieved in order for our executive officers to earn their incentive compensation.

     In future filings, TASER will include disclosures explaining what measures executive incentive compensation are based on and how difficult it will be for the Company’s executives to achieve the target levels. TASER will also include in its future filings a discussion of historical and future achievement concerning these targets and the extent to which the compensation committee set the incentive parameters upon a probability that the performance objectives would be achieved.
10.	In future filings, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1 of Commission Release No. 33-8732A. Throughout the compensation discussion and analysis, and as to each compensation element, please disclose how you arrived at and why you paid each particular level and form of compensation. Analyze in quantitative or qualitative terms the specific bases upon which the committee reached its compensation conclusions.
     TASER respectfully acknowledges the Staff’s comment. As disclosed elsewhere in this letter and the Company’s 2007 proxy statement, the primary parameter on which the executives’ incentive compensation is based is budgeted pre-tax earnings. As disclosed, annual incentive awards are determined as a percentage of each named executive officer’s base salary (i.e., in 2006, 35% of each NEO’s base cash compensation). For incentive compensation, an aggregate company-wide “bonus pool” is set. The actual payouts for executive officers are derived by taking their targeted bonus divided by the total company targeted bonus times the bonus pool. Thus, with respect to any executive officer, his or her incentive compensation is substantively derived through a mathematical formula, with the two key inputs being his or her base salary and the actual amount of the company-wide bonus pool. Thus, the only material differences in the compensation policies will primarily relate to the executive’s base salary compared to the base salary of other executive officers.
     Although the Company believes it has disclosed in prior filings its basis for determining base salaries, in future filings, the Company will expand its disclosure to further elucidate the Company’s program as described to the Staff above.
11.	In future filings, to the extent the committee relied upon the analysis of tally sheets, as disclosure at the top of page 12 indicates, disclose the committee’s analysis of this information and how the evaluation of this information resulted in specific awards for the fiscal year for which compensation is being reported.
TASER respectfully acknowledges the Staff’s comment and will include in our future filings a discussion concerning the compensation committee’s use of tally sheets.

Benchmarking, page 14
12.	In future filings, with respect to the disclosure relating to competitive benchmarking, please specify where actual payments fall within targeted parameters.
TASER respectfully acknowledges the Staff’s comment and will include disclosures to this effect in our future filings.
Employment Agreements and Other Matters, page 16
13.	We note the multiples of salary that are paid upon termination or change in control. However, in future filings, please describe and explain how the appropriate payment and benefit amounts are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. In this regard, you should discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.
     TASER discloses to the Staff that the appropriate payment and benefits amounts that could be payable upon termination or change in control are determined by reference to the respective employment agreement and the definitions of these events set forth therein. In the event of a termination or change in control, the determination of the appropriate amounts will initially be determined by the compensation committee or board of directors. In future filings, the Company will include a discussion to this effect and will also include a discussion about why the Company agreed to pay the various multiples of compensation as severance or change in control payments.
14.	In future filings, please disclose the extent to which any change of control severance payments are wholly or partially conditioned on non-compete, non-solicitation and other negative covenants. Refer to Item 402(j)(4) of Regulation S-K.
TASER respectfully acknowledges the Staff’s comment and in future filings will include disclosure about any conditions or covenants pertaining to the payment of severance benefits.
     As requested by the Staff, we acknowledge that:
1.	TASER is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding our responses, you may contact me at (480) 905-2002
Sincerely,
/s/ Daniel M. Behrendt
Chief Financial Officer